 China Mobility Solutions, Inc.
#900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

As of December 23, 2005

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Mobility Solutions, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the quarter ended September 30, 2005
File No. 0-26559

Ladies and Gentlemen:

In connection with the filing by China Mobility Solutions, Inc. (the “Company”) on this date on the above-referenced matter, I am acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	CHINA MOBILITY SOLUTIONS, INC. /s/ Angela Du
Angela Du, President